Exhibit 99.260

Nextech AR Signs Virtual Events & Experiences Preferred Channel Partner Deal with Strategic Site Selection

●	Nextech AR’s Virtual Experience Platform (VXP) will be available to Strategic Site Selection’s growing portfolio of clients

●	The global virtual events market is expected to reach more than $400B by 2027, growing at a 23% CAGR

●	Through this preferred partnership, Nextech AR continues to position itself as the premier virtual experience platform (VXP) provider in 2021 and beyond

Vancouver B.C., Canada –January 25, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a leading provider of augmented reality (AR) and virtual experience technologies (VXT) and services for 3D ads, eCommerce, education, conferences today announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

SSS works to find trusted event partners and venues for a growing list of industry and association clients. Nextech AR will serve as a preferred partner for SSS, working directly with clients to create virtual and hybrid events that bridge the physical and virtual world while also providing a safe, inclusive, and convenient setting for global attendees. Nextech’s Virtual Experience Platform (VXP) combines best-in-class technologies, ranging from AR for 3D product modeling and human holograms to enterprise-scale streaming services and customized language packs, making it an attractive solution for SSS clients looking to pivot their conferences, meetings, and events in the new digital age. As such, the SSS team has already undergone training workshops on Nextech’s VXP and AR offerings to better understand how Nextech’s solutions can serve new and existing clients.

“Helping our clients navigate the evolving event industry and streamline the planning process is our top priority. This means connecting clients with trusted professionals and offering customized solutions to take any event to the next level,” said Mark Dosman, CEO of Strategic Site Selection, “Over the past year, the event planning industry has been turned upside down and we quickly identified a need to pivot to virtual and hybrid models in order to continue providing best-in-class services to meet our clients’ needs. Bringing in Nextech AR as a preferred partner was a no-brainer -- their team shares our commitment to innovation and first-class customer service -- we’re thrilled to offer their platform to our clients and believe it will be a great fit for those looking to pivot to virtual and hybrid events moving forward.”

“We’re very excited to be named one of Strategic Site Selection’s channel partners and look forward to introducing their growing portfolio of clients to the game-changing power of our augmented reality for virtual events,” said Evan Gappelberg, CEO of Nextech AR. “We are continuing to experience a rapidly growing market demand for our virtual experience platforms as evidenced by us having over $10million in quotes in the market which sets us up for 2021 to be a breakout year. Our VXP does more than just host virtual events, we customize each event to reflect the client and industry’s needs and deliver features other providers do not, including AR holograms, language translation and live streaming capabilities. Our market leading technology and unique value proposition is allowing us to win large notable clients such as Amazon (NASDAQ: AMZN) Bell Canada (NYSE: BCE), UNESCO, Dell Technologies, (NYSE: DELL) Luxottica, (NYSE: LUX) Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, Arch Insurance (NASDAQ: ACGL) and we see this trend of big client wins continuing. This trend of winning large accounts is being solidified through our partnership with SSS who has already established strong relationships based on their reputation of aligning with trusted partners who deliver. We’re excited to work with their clients to build unique, customized and engaging virtual experiences.”

About Strategic Site Selection

Strategic Site Selection conducts unbiased hotel and resort site searches, meticulously plans site inspection itineraries, and negotiates contracts on behalf of clients. Based in Canada, SSS’s team services clients and meetings across the globe, connecting clients with trusted event partners for 15 years.

Recent Company Highlights:

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event, held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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